

June 18, 2010

Terren S. Peizer
Chief Executive Officer
Hythiam, Inc.
11150 Santa Monica Boulevard, Suite 1500
Los Angeles, California 90025

> **Re:** **Hythiam, Inc.**
> **Amendments No. 3 to Registration Statement on Form S-1**
> **Filed June 14, 2010**
> **File No. 333-166289**

Dear Mr. Peizer:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

General

1. We note your response letters dated June 8, 2010 and June 17, 2010, and the statement that "[t]he number of shares, warrants, warrant terms and other price related data will be completed when the offering is priced." We reissue prior comment one. As you are not eligible to conduct an at-the-market offering, it is unclear how you intend to rely on Rule 430A to provide pricing information, or how you intend to comply with Item 501(b) of Regulation S-K.

2. We note your letter dated June 17, 2010 and the statement with respect to prior comment two regarding the 30 day offering period. Revise to disclose the terms of any agreement, arrangement, or understanding entered into with Rodman & Renshaw, including the term

of the arrangement and selling efforts. Also, it is unclear why you do not provide the information required by Item 508(e) of Regulation S-K. Please revise or advise.

3. With respect to prior comment three and your statement that you propose to revise the cover page to state that "The placement agent is deemed to be an underwriter," please revise the cover page to provide the information required by Item 501(b)(8)(ii) and (b)(8)(iii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Shehzad Niazi at (202) 551-3121 or James Lopez, Legal Branch Chief at (202) 551-3536 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Glenn D. Smith, Esq.
        Fax: (310) 229-1882